UNITED MICROELECTRONICS CORPORATION

July 12, 2011

Mail Stop 3030

Eric Atallah, Staff Accountant

Kate Tillan, Assistant Chief Accountant

Martin James, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Microelectronics Corporation

Form 20-F for the fiscal year ended December 31, 2010

File No. 001-15128

Dear Mr. Atallah, Ms. Tillan and Mr. Martin:

We send this letter in response to the letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 30, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our responses to the Staff’s comments accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 89

1.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a- 15(e) of the Exchange Act. Alternatively, in future filings you may remove that definition.

Response

The Company confirms to the Staff that it will remove the definition of disclosure controls and procedures from Item 15 of its future filings.

Item 18. Financial Statements, page 94

Note 2. Summary of Significant Accounting Policies, page F-10

2.	We note that as of December 31, 2010, under R.O.C. GAAP, the company is consolidating several less-than majority owned subsidiaries. Please explain to us how management is accounting for these subsidiaries under U.S. GAAP, including ASC 810.

Response

The Company respectfully advises the Staff that the tabular disclosure of consolidated subsidiaries on pages F-12 and F-13 of the 2010 Form 20-F is presented by each of the Company’s subsidiaries and its ownership percentage of the respective investees. As of December 31, 2010, on an entity-wide basis, there were no less-than majority owned subsidiaries consolidated in the Company’s financial statements. For further clarity, please see the following table and please note that FORTUNE, UNITRUTH, TLC and AWL are subsidiaries 100% owned by the Company.

The Company further confirms to the Staff that it will remove from Summary of Significant Accounting Policies – Principles of Consolidation in future filings reference to “de facto control with less than 50% of voting rights”.

3.	Further, for purposes of providing an information content that is substantially similar to U.S. GAAP, please disclose in future filings the accounting principles used in the preparation of the company’s financial statements, including the consolidation principles applied and the reasons for consolidation of the less-than majority owned subsidiaries.

The disclosure should allow an investor to clearly understand why the registrant controls the companies. Please provide us with your proposed disclosure.

Response

The Company confirms to the Staff that, as stated above, on an entity-wide basis, there were no less-than majority owned subsidiaries consolidated in the Company’s report as of December 31, 2010. Nevertheless, the Staff-mentioned accounting principles and disclosure will be included in future filings should the Company have a subsidiary that is less than majority owned.

Note 34. U.S GAAP Reconciliation, page F-71

4.	We note from your disclosures on page F-59 that the matter related to the company’s unauthorized investment in Mainland China is currently under review by the Supreme Administrative Court. Please explain how management considered the disclosures required by ASC 450-20-50-4.

Response

The Company respectfully advises the Staff that while the Company disagrees with the administrative ruling of the MOEA, it was required to pay, and has paid accordingly, NT$5 million, in 2007. The Company believes if victorious in the pending appeal, the fine will be refunded. As the possible maximum penalty of NT$5 million was recorded as an expense in the year paid and the possible refund gain should not yet be recognized and there are no other claims made or threatened concerning this matter, the Company believes that the related disclosure is sufficient to satisfy the ASC 450-20-50-4 requirement.

(12) Inventory, page F-87

5.	Please tell us the differences you would reflect in your financial statements for the periods presented to reflect the difference between R.O.C. GAAP and U.S. GAAP related to the subsequent reversal of inventory write downs. On page F-8 you reflect a recovery in the market value of your inventory of NT$2,415 million in 2009. On page F-25 you disclose that you recorded gains of NT$2,597 million on the recovery of market value of inventories in 2009.

Response

The Company respectfully advises the Staff that, during 2009, market conditions that caused the inventory lower of cost or market (“LCM”) write downs in 2008 reversed, and we recognized the market recovery of our inventory in the second quarter of 2009 as allowed under ROC GAAP. In performing our US GAAP reconciliation at the end of year 2009, and as explained to the Staff in our prior year’s comment letter, we noted that the majority of the written down inventory had been sold during the year, and an LCM reserve of only NT$26 million (US$0.8 million) remained. After a careful analysis of the materiality of the item, we did not include this amount in our reconciliation of net income, as we concluded it was not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by inclusion of this reconciling item.

The Company further confirms to the Staff that the gain of NT$2,597 million recognized in 2009 on recovery of market value of inventories as disclosed in F-25 of the 2010 Form 20-F was offset by inventory scrap losses amounting to NT$182 million that were incurred in 2009 to arrive at the non-cash adjustment of NT$2,415 million for gain on recovery in market value, scrap and obsolescence of inventories as reported in the consolidated statements of cash flows on F-8 of the 2010 Form 20-F.

6.	You disclose that you record inventories at the lower of cost or net realizable value under R.O.C. GAAP and using the lower of cost or market under U.S. GAAP. Please tell us why you did not discuss or quantify the difference between R.O.C. GAAP and U.S. GAAP for this difference.

Response

The Company advises that Staff that, while a definitional difference between the two GAAPs exists as noted in the Staff’s comment, there is no GAAP difference when practically applied to the Company’s products. As a leading global semiconductor foundry, our customer-driven foundry solutions provide advanced technologies and manufacturing services that serve the specific requirements of our customers based on their product specifications. Respective products sold are therefore unique and can hardly be found in other markets or re-sold to other customers. Under US GAAP, the market value of our work in progress and finished goods will generally be measured at the contractual sales price less predictable costs of completion, and the market value of our raw materials will generally be their replacement cost by purchase. The market floor of net realizable value reduced by an allowance for a normal profit margin is irrelevant because our inventory is manufactured by contract. Therefore, we believe our product’s net realized value as determined under ROC GAAP is the same as its market value as determined under US GAAP.

Reconciliation of Consolidated Net Income (Loss), page F-88

Reconciliation of Consolidated Stockholders’ Equity, page F-90

7.	Please explain why your reconciliation begins with net income (loss) attributable to the company under R.O.C. GAAP and not the net income of the company. Explain why you presented a single item to include the net loss attributable to noncontrolling interests. Refer to Item 17(c)(2)(i) of Form 20-F.

Response

The Company respectfully advises the Staff that for each of the years ended December 31, 2008, 2009 and 2010, there was no material difference in noncontrolling interests between ROC GAAP and US GAAP, and consequently, the Company believes the impact of the different starting point in our reconciliation would be insignificant to the reader. Nevertheless, the Company acknowledges the Staff’s comment and will revise its future filings to start our US GAAP net income reconciliation with net income of the Company under ROC GAAP.

8.	Please tell us why there is no reconciling item shown for taxes. Please note that all reconciling items should be presented gross with a separate adjustment for taxes.

Response

The Company respectfully advises the Staff that the reconciling items between US GAAP and ROC GAAP in accounting for compensation, equity investees, investment in debt and equity securities, and treasury stock and related disposal, all resulted in permanent book – tax differences, therefore having no impact to income taxes; whereas the other reconciling items, including those for purchase accounting and pension, resulted in insignificant tax impact. For the reasons described in Note 34 (10) at page F-85 and F-86, the tax adjustments did not have an impact on the reconciliation of net income.

9.	It appears that you may be presenting adjustments that impact several financial statement captions as one reconciling item. Please note that you should disclose the impact on each caption for adjustments that impact several captions, such as purchase accounting.

Please tell us how you considered this in your presentation.

Response

The Company respectfully advises the Staff that it believes that the current disclosures throughout Note 34 provide the readers an adequate understanding of the financial statement impact of each reconciling item presented on pages F-88 and F-90. In addition to the detailed discussion of each reconciling item in Notes 34(1) to 34(13) on pages F-71 to F-87, the financial statement impact of the reconciling items is further bridged through the summarized US GAAP balance sheet, income statement, and cash flow information on pages F-92 to F-94. Accordingly, having considered the Staff’s comment and in light of the current disclosures made, the Company believes that it has provided the reader sufficient necessary information.

10.	Further, please note that adjustments for items such as property and equipment should be presented gross with separate disclosure of the amounts of accumulated depreciation.

Please tell us how you considered this in your presentation.

Response

The Company respectfully advises the Staff that the Company prepares the reconciliation of property, plant and equipment under ROC GAAP to the amounts determined under US GAAP on a gross basis, but prepares the disclosure on a net-of-accumulative-depreciation basis in Note 34, as the Company believes the net impact on consolidated net income would be the same. The Company does, however, acknowledge the Staff’s comment and will present property, plant and equipment on a gross basis with separate disclosure of the amounts of accumulated depreciation in future filings.

*        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-7709.

Very truly yours,

/s/ Chitung Liu Chitung Liu Chief Financial Officer